As filed with the Securities and Exchange Commission on December 17, 2025

Securities Act File No. 333-290784

Investment Company Act File No. 811-24126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement

Under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

Registration Statement

Under

the Investment Company Act of 1940	☒
Amendment No. 1	☒

CAIS Sports, Media and Entertainment Fund

(Exact Name of Registrant as Specified in Charter)

527 Madison Avenue, 12th Floor

New York, NY 10022

(Address of Principal Executive Offices)

(844) 241-8667

(Registrant’s Telephone Number, Including Area Code)

Michael Richman

CAIS Advisors LLC

527 Madison Avenue, 12th Floor

New York, New York 10022

(Name and Address of Agent for Service)

Copies to:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  [_]

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box.  [X]

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  [_]

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  [_]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  [_]

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act
☐	immediately upon filing pursuant to paragraph (b) of Rule 486
☐	on (date) pursuant to paragraph (b) of Rule 486
☐	60 days after filing pursuant to paragraph (a) of Rule 486
☐	on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333- 290784.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126) of CAIS Sports, Media and Entertainment Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1)	Financial Statements

Part A:	Not applicable as the Fund has not commenced operations.
Part B:	Statement of Assets and Liabilities. Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 are included in Part B of this Registrant Statement.

(2)	Exhibits

(a)(1)	Certificate of Trust dated September 22, 2025(1)
(a)(2)	Amended and Restated Agreement and Declaration of Trust.(1)
(b)	By-Laws of the Registrant.(1)
(c)	Not applicable.
(d)	Multiple Class Plan Pursuant to Rule 18f-3.(1)
(e)	Dividend Reinvestment Plan.(1)
(f)	Not applicable.
(g)	Investment Advisory Agreement.(1)
(h)	Distribution Agreement.(1)
(i)	Not applicable.
(j)	Custodian Agreement.(1)
(k)(1)	Master Services Agreement for Fund Administration, Fund Accounting, and Transfer Agency Services.(1)
(2)	Expense Reimbursement Agreement (Class S Shares).(2)
(3)	Expense Limitation and Reimbursement Agreement.(1)
(4)	Trademark Agreement.(1)
(5)	Distribution and Shareholder Servicing Plan.(1)
(l)	Opinion and Consent of Counsel.(1)
(m)	Not applicable.
(n)	Independent Registered Public Accounting Firm Consent.(1)
(o)	Not applicable.
(p)	Initial Capital Agreement.(1)
(q)	Not applicable.
(r)(1)	Code of Ethics of the Registrant.(1)
(r)(2)	Code of Ethics of the Adviser.(1)
(r)(3)	Code of Ethics of the Distributor.(1)

(s)	Filing Fee Table.(1)
(t)	Power of Attorney.(1)

(1) Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126), filed on October 8, 2025.

(2) Filed herewith.

Item 26. Marketing Arrangements

See the Distribution Agreement, which is included as Exhibit (h) to this Registration Statement.

Item 27. Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC Registration Fees	$138,100
Blue Sky Expenses	$43,066
Legal Fees and Expenses	$637,159
Printing Expenses	$2,946
Accounting Fees	$20,000
Miscellaneous	$52,500
Total	$893,771

Item 28. Persons Controlled By Or Under Common Control With The Registrant

The Registrant does not control any other person. The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by CAIS Advisors LLC, the Registrant’s investment adviser and, therefore, deemed to be under common control with one or more funds deemed to be controlled by the Adviser or its affiliates. Information regarding the ownership of CAIS Advisors LLC is set forth in its Form ADV as filed with the SEC (File No. 801-130768).

Item 29. Number Of Holders Of Shares

Set forth below is the number of holders of securities of the Registrant as of October 1, 2025:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class D	1
Shares of Beneficial Interest, Class I	1
Shares of Beneficial Interest, Class S	1

Item 30. Indemnification

Reference is made to Article V, Section 5.2 of the Registrant’s Amended and Restated Declaration of Trust. The Registrant, its trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business And Other Connections Of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Prospectus in the section entitled “Management of the Fund” and in the Statement of Additional Information in the section captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to its Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940, as amended.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder are maintained by the Registrant’s custodian, UMB Bank, N.A., the Registrant’s administrator and transfer agent, Ultimus Fund Solutions, LLC, and the Registrant’s investment adviser, CAIS Advisors LLC.

UMB Bank, N.A.

1010 Grand Boulevard

Kansas City, Missouri 64106

Ultimus Fund Solutions, LLC

225 Pictoria Drive

Cincinnati, Ohio 45246

CAIS Advisors LLC

527 Madison Avenue, 12th Floor

New York, New York 10022

Item 33. Management Services

Not Applicable

Item 34. Undertakings

(1)       Not Applicable.

(2)       Not Applicable.

(3)       Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)       Not Applicable.

(5)       Not Applicable.

(6)       Not Applicable.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 17th day of December, 2025.

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

By:	/s/ Neil Blundell
Neil Blundell
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 17th day of December, 2025.

Signature	Title

/s/ Neil Blundell Neil Blundell	President and Chief Executive Officer

/s/ Terrence McCarthy Terrence McCarthy	Chief Financial Officer

Richard Arney* Richard Arney	Trustee

Joseph Carrier* Joseph Carrier	Trustee

Kevin Mirabile* Kevin Mirabile	Trustee

* By: /s/ Terrence McCarthy
Terrence McCarthy, Attorney-in-fact

* Pursuant to Power of Attorney incorporated herein by reference to Exhibit (t) of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126), filed on October 8, 2025.

EXHIBIT INDEX

Exhibit No.	Description

(k)(2)	Expense Reimbursement Agreement (Class S Shares)